
December 1, 2011

<u>Via U.S. Mail</u>
Simone Bar-Tal
Specializer, Inc.
c/o EastBiz.com Inc.
5348 Vegas Drive
Las Vegas, NV 89108

> **Re: Specializer, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 10, 2011**
> **File No. 333-176715**

Dear Mr. Bar-Tal:

　　We have reviewed your amended registration statement and have the following comments.

<u>Dilution, page 13</u>

1.　　Revise your disclosures on page 14 to include brackets around the anticipated net offering proceeds should only 10% of the shares be sold in the offering. In this regard, you should disclose anticipated net offering proceeds of $(9,006).

<u>Financial Statements</u>

2.　　Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

　　You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via Facsimile</u>
        Thomas E. Puzzo, Esq.